EXHIBIT 99.1

PRESS RELEASE

Loncor Resources Provides Corporate Update

Toronto, Canada – March 10, 2014 – As required by the rules of the NYSE MKT LLC (the "NYSE MKT"), Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN", NYSE MKT: "LON") reports that it has received a letter from the NYSE MKT advising that the NYSE MKT has determined that the Company is currently not in compliance with Sections 1002(c) and 1003(c)(i) of the NYSE MKT’s Company Guide, relating to the Company’s reduced exploration effort (as previously reported, the Company has reduced its exploration effort and overhead costs until market conditions improve).  The Company must submit a plan of compliance to the NYSE MKT by April 2, 2014 addressing how it intends to regain compliance by March 4, 2015.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus of exploration.  Loncor also owns or controls 53 exploration permits in North Kivu province located west of the city of Butembo.  Both areas have historic gold production.  Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets at Ngayu as well as covering the greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com or contact:

Naomi Nemeth, Investor Relations, T:  1 (416) 366-9189, or 1 (800) 714-7938, Ext. 2802, info@loncor.com.